Exhibit 1.01

Conflict Minerals Report of Boston Scientific Corporation

For the Year Ended December 31, 2021

This Conflict Minerals Report (this “Report”) of Boston Scientific Corporation for the year ended December 31, 2021 is filed in accordance with the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 under the Exchange Act (the “Rule”) imposes certain reporting and disclosure obligations on registrants with the Securities and Exchange Commission (“SEC”) that have tin, tantalum, tungsten, and gold (collectively, “conflict minerals”) that are necessary to the functionality or production of a product manufactured by the registrant or contracted by that registrant to be manufactured. Terms not defined in this Report are defined in the Rule, Form SD and the Exchange Act Release No. 34-67716 (August 22, 2012). When used in this report, the terms “we,” “us,” “our,” “Boston Scientific,” “BSC” and “the Company” mean Boston Scientific Corporation and its divisions and subsidiaries.

Information on or connected to our website at www.bostonscientific.com or the website of any third party referenced in this Report is in addition to and not a part of or incorporated by reference into this Report. Such additional information speaks as of the date thereof and is not intended to be confirmed or updated by reference herein. Boston Scientific disclaims any liability or responsibility for or endorsement of the information on or connected to the website of a third party.

Company and Product Overview

Boston Scientific Corporation is a global developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties. Our mission is to transform lives through innovative medical solutions that improve the health of patients around the world.

During 2021, our products were offered for sale by seven core businesses: Endoscopy, Urology and Pelvic Health, Cardiac Rhythm Management, Electrophysiology, Neuromodulation, Interventional Cardiology, and Peripheral Interventions. The majority of our products are sold directly to hospitals, clinics, outpatient facilities and medical offices worldwide, making Boston Scientific the final step in the supply chain prior to these products reaching the end customer. We also have a network of distributors and dealers who offer our products in certain countries and markets where it is not economical or strategic to establish or maintain a direct presence. During 2021, our seven core businesses were organized into three reportable segments, described below.

MedSurg Segment. Our Endoscopy business develops and manufactures devices to diagnose and treat a broad range of gastrointestinal and pulmonary conditions with innovative, less invasive technologies. Our Urology and Pelvic Health business develops and manufactures devices to treat various urological and pelvic conditions for both male and female anatomies, including kidney stones, benign prostatic hyperplasia, prostate cancer, erectile dysfunction, incontinence and pelvic floor disorders.

Rhythm and Neuro Segment. Our Cardiac Rhythm Management business develops and manufactures a variety of implantable devices that monitor the heart and deliver electricity to treat cardiac abnormalities. Our Electrophysiology business develops and manufactures less-invasive medical technologies used in the diagnosis and treatment of rate and rhythm disorders of the heart, including a broad portfolio of therapeutic and diagnostic catheters and a variety of equipment used in the Electrophysiology lab. Our Neuromodulation business develops and manufactures devices to treat various neurological movement disorders and manage chronic pain.

Cardiovascular Segment. Our Interventional Cardiology business develops and manufactures technologies for diagnosing and treating coronary artery disease and structural heart conditions. Our Peripheral Interventions business develops and manufactures products to diagnose and treat peripheral arterial and venous diseases, as well as products to diagnose, treat and ease various forms of cancer.

In the first quarter of 2022, we reorganized our operational structure in order to strengthen our category leadership in the markets we serve, and, in particular, benefit our Cardiology customers and patients. Following the reorganization, we aggregated our core businesses into two reportable segments: MedSurg and Cardiovascular, each of which generates revenues from the sale of medical devices.

Report Overview

We have completed a review of the products within each of our core businesses, and determined that conflict minerals exist in at least one component of at least one product in each business, described above. We have also determined that these conflict minerals are necessary to the functionality or production of these products that we manufacture or contract with third parties to manufacture on our behalf.

In accordance with the Rule and Form SD, we initiated a reasonable country of origin inquiry ("RCOI") with 6 of our direct material suppliers who indicated for newly purchased materials in 2021 that conflict minerals are present in supplied parts. The inquiry was reasonably designed to determine whether the conflict minerals in the components supplied to us originated in the Democratic Republic of the Congo (the "DRC") or an adjoining country (collectively with the DRC, the "Covered Countries") or are from recycled or scrap sources. Based on our RCOI, we have reason to believe that the necessary conflict minerals in some of the components supplied to us may have originated in the Covered Countries, and we have reason to believe that such conflict minerals may not be from recycled or scrap sources.  As a result, we conducted due diligence on the source and chain of custody of those conflict minerals, discussed below.

Conflict Minerals Framework

We designed our due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and the related Supplements for tin, tantalum, tungsten, and gold (collectively, the “OECD Guidance”).

Company Management Systems

We have established company management systems as follows:

•Conflict Minerals Policy. We have adopted a conflict minerals policy that is publicly available on our website at http://www.bostonscientific.com/en-US/corporate-social-responsibility/practices/compliance-ethics.html.
•Internal Team. We have established a team of subject matter experts that is responsible for implementing our conflict minerals compliance program. Management oversight includes representatives from operations, supply chain, legal and finance.
•Control Systems. We generally do not have direct relationships with smelters and refiners with respect to our conflict minerals. Therefore, we actively engage with our suppliers to help identify entities upstream from us in our supply chain. We have built processes into our quality systems for assessing components and products for conflict minerals and have built-in check points in our product lifecycle development process.
•Supplier Engagement. We have strong engagement with suppliers through our supplier quality agreements, a supplier on-boarding process and quality systems assessments. We provide a copy of our Supplier Guidebook to suppliers and request that suppliers complete component material assessment forms to identify the presence of conflict minerals during component qualification. We provide suppliers with instructional materials specifically related to conflict minerals and completing a Conflict Minerals Reporting Template (“CMRT”).
•Grievance Mechanism. We have an advice line, accessible on our external website, whereby employees and third parties, including suppliers, may ask questions, obtain guidance or report concerns. We have also established a dedicated mailbox, conflictminerals@bsci.com, to receive supplier requests, communications, feedback and questions.
•Maintain records. We use our documentation management system to retain relevant documents. All conflict minerals supplier responses and forms are uploaded into our long-term information systems solution for conflict minerals. These records are kept in accordance with our document retention policies, at least 5 years.

Identification and Assessment of Supply Chain Risk

For direct suppliers who indicate that they provide materials with tin, tantalum, tungsten, and gold, we initiate our RCOI process which includes: a request for a completed conflict minerals reporting template (CMRT); follow-up and escalation for non-responsive suppliers; review of the CMRT; and determination if further actions are needed based on response. To review the CMRT, we conduct an iterative verification process on each supplier's CMRT to uncover inconsistencies or risk in the supplier's response. In addition, we currently utilize a commercial system that performs automatic validations of each supplier's response on the CMRT.

We also actively worked with our suppliers to identify entities upstream from us in our supply chain. We completed this survey process with 6 of our direct material suppliers detailed above, that either (i) indicated the presence of conflict minerals in parts provided to Boston Scientific and did not have a CMRT that covered these parts, or (ii) did not previously provide a declaration indicating that no conflict minerals are utilized in their supply chain. We rely on these suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us. Our suppliers are similarly reliant upon information provided to them by their suppliers.

Design and Implementation of a Strategy to Respond to Risks

In response to this risk assessment, Boston Scientific has developed a risk management plan, through which the RCOI and Due Diligence Process are implemented, managed and monitored. We designed this risk management plan pursuant to the OECD Guidance. Updates to our risk assessment are provided to members of management on an as-needed basis.

As described above, we are working closely with our suppliers to identify the entities that are upstream from Boston Scientific in the supply chain. As part of our risk management plan, to help ensure suppliers understand our expectations, we have sent out communications via e-mail with details on our conflict minerals framework, updated our guidebook for suppliers, and provided suppliers with links to a third party Conflict-Free Smelter Program training website. Additionally, we have instructional materials that clearly outline our expectations for suppliers available on both our external website and the supplier portal where suppliers submit completed forms.

Smelter Audits

We generally do not have direct relationships with smelters and refiners with respect to conflict minerals and do not perform or direct audits of these entities within our supply chain. We support audits through our reliance upon the Responsible Minerals Initiative (RMI).

Due Diligence Results

Through our RCOI process, we determined whether due diligence was required for each supplier that we surveyed. Our RCOI process is outlined in our Form SD. Our due diligence process was a continuation of the RCOI process for those suppliers that indicated on their CMRT that they know or have reason to believe they are sourcing from Covered Countries or that the source of the conflict minerals was uncertain or unknown. Such a response triggers a red flag, which requires further assessment of the source and chain of custody of conflict minerals from these suppliers as described below.

When we received a response indicating that a supplier’s sourcing of conflict minerals was uncertain or unknown, our due diligence process included the following steps:

•Documenting whether the supplier intends to be conflict free (if indicated on their CMRT);
•Following-up with the supplier with a minimum of 3 attempts in 30 days or more to obtain country of origin information on the conflict minerals in its supply chain;
•Incorporating a supplier into our risk management plan for follow-up if the supplier was non-responsive to our requests or responded that the supplier did not intend to survey its own suppliers.

When we received a response indicating that a supplier was sourcing from the Covered Countries, our due diligence process included the following steps:

•Documenting whether the supplier intends to be conflict free (if indicated on their CMRT);
•Performing a review of the supplier’s known smelters and identifying which of those smelters were sourcing from Covered Countries;
•Comparing the supplier’s smelters against the Responsible Minerals Initiative (RMI) list of certified smelters;
•Following-up with the supplier on its next steps, if the smelters from Covered Countries were not conformant under RMI's Responsible Minerals Assurance Process (RMAP);
•Incorporating the supplier into our risk management plan for appropriate follow-up (if needed).

In response to our due diligence process, some suppliers reported use of recycled or scrap sources in their supply chains but it is unknown whether all conflict minerals provided by these sources are from scrap or recycled sources. In addition, some suppliers did not identify the specific smelters providing materials for components supplied to Boston Scientific. As a result, we were unable to determine whether the specific conflict minerals from such suppliers sourced from the Covered Countries were included in components we obtained from the suppliers and used in our products.

2021 Product Determinations

Pursuant to SEC staff guidance, no company, including Boston Scientific, is required to describe its products as "DRC conflict free" having "not been found to be 'DRC conflict free'", or "DRC conflict undeterminable."

Facilities and Mine or Location of Origin

As described above, the Company is several steps downstream from the facilities that process the necessary conflict minerals and the mines where the ore is located. As a result, we were unable to determine which facilities were used to process the necessary conflict minerals specific to our products. Similarly, we were unable to determine the country of origin of the necessary conflict minerals specific to our products. Our due diligence process, described above, reflects our efforts to determine with the greatest specificity the mines or location of origin of the conflict minerals necessary to the functionality or production of products we manufacture or contract to manufacture. We have not identified smelters sourcing from the Covered Countries that can be traced specifically to our products.

Continuous Improvement Efforts

Boston Scientific employees responsible for conflict minerals compliance efforts have completed appropriate training in global procedures to ensure long-term sustainability and global harmonization of the RCOI process. The system and process include:

•Maintenance and tracking of supplier communications, including automation of late notification responses;
•Improved tracking for smelter-level information for both company level and product level CMRTs;
•Long-term storage and version history of supplier responses and forms, including searchability for smelter information; and
•Determination of conflict minerals status of individual products.